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January 25, 2007

VIA EDGAR TRANSMISSION

Ms. Sondra Stokes

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3720

Washington, DC 20549

Re:	CBS Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 16, 2006

Form 10-Q for the Quarter Ended June 30, 2006

Filed August 8, 2006

File No. 1-09553

Dear Ms. Stokes:

On behalf of our client, CBS Corporation (the “Company”), set forth below is a summary of the information requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during the teleconference meeting with the Staff held on January 16, 2007 (the “Teleconference”) to discuss the Company’s response letter to the Staff dated November 22, 2006 (the “November Response Letter”), which responded to the Staff’s letter dated October 31, 2006. To facilitate the Staff’s review, the Company has summarized below, and set forth as attachments hereto, the Television Operating Segment information that is regularly provided to the Company’s Chief Operating Decision Maker (“CODM”) and used by him to assess performance and make resource allocation decisions for that segment (referred to below as the “CODM package”).

In addition to the above information, the Company has also set forth as an attachment hereto the Television Operating Segment Roll-Up Information (as defined below) that the Company

Confidential Treatment of Limited Portions of the

Cover Letter Requested by

CBS Corporation pursuant to Rule 83

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referred to on the Teleconference and has provided further description with respect to the utilization of that information and, most importantly, the Company’s basis for concluding that such information is not used by the CODM to assess performance and make resource allocation decisions for the Television Operating Segment.

CODM Package

This package comprises the Television Operating Segment information that the Company’s CODM reviews on a regular basis to assess performance and make resource allocations in accordance with paragraph 10b of SFAS 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The following information for the most recently completed quarter ended September 30, 2006 is representative of the information that the CODM regularly reviews on a quarterly basis:

•	Statement of Operations (see Attachment A),
•	Statements of Free Cash Flow and Capital Expenditures (see Attachment B), and
•	Schedules of Segment Analysis and Revenues by Type (see Attachment C).

The CODM package is reviewed by the CODM in conjunction with the quarterly review of performance conducted by the Company’s Board of Directors. The Company respectfully refers the Staff to paragraph 70 in the Basis for Conclusions section of SFAS 131 which states, “In many enterprises, only one set of data is provided to the board of directors. That set of data generally is indicative of how management views the enterprise’s activities.” The Company respectfully notes that the information that is provided to the Company’s Board of Directors is prepared at the Television Operating Segment level, which is consistent with the information that is regularly provided to the CODM to assess performance and make resource allocation decisions, and is consistent with how the CODM views the Television Operating Segment’s activities. In addition to the Company’s annual and quarterly earnings releases and the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, the following information was provided to the Company’s Board of Directors in connection with its most recent quarterly and annual reviews of the Company’s performance:

•	Quarterly Operations Report for the quarter ended September 30, 2006, **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83** (see Attachment D),
•	Annual Budget for 2006 **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83** (see Attachment E), and
•	Annual Budget Presentation for 2006 **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83** (see Attachment F).

Confidential Treatment of Limited Portions of the

Cover Letter Requested by

CBS Corporation pursuant to Rule 83

In addition to the above information, the Company’s CODM also regularly reviews certain other information:

•

Weekly advertising pacing reports (a recent sample of such a report is set forth as Attachment G). Advertising revenues comprised approximately **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83** of the Television Operating Segment’s total revenues for the nine months ended September 30, 2006. As such, the television advertising market drives the **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83** overall revenue of the Television Operating Segment.

•	Ratings information for select programs (a recent sample of such information is set forth as Attachment H). **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83**.
•	Programming Return on Investment (ROI) Analysis (a recent sample of such an analysis is set forth as Attachment I). **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83**.

Television Operating Segment “Roll-Up” Information

As mentioned on the Teleconference and in the November Response Letter, the CODM is one of many people in the Company who received the 2006 Budget “book”. The 2006 Budget “book”, which includes Television Operating Segment “roll-up” information, together with the cover letter relating thereto, is set forth as Attachment J hereto and is hereinafter referred to as the “Television Operating Segment Roll-Up Information”. This Television Operating Segment Roll-Up Information includes summaries of the various Television Operating Segment divisional general ledger system feeds that roll-up into the overall Television Operating Segment budget. The Television Operating Segment Roll-Up Information itself is a final compilation of these feeds.

The schedules that comprise the Television Operating Segment Roll-Up Information reflect the results of the detailed Television Operating Segment component annual budget and quarterly performance meetings conducted by the Television Operating Segment Manager. As mentioned in our November Response Letter, the CODM does not attend these component-level budget meetings and does not review performance or make resource allocation decisions at the component level. The Television Operating Segment Roll-Up Information is a more detailed, “after-the-fact” supplementary package that is not part of, and is distributed separately from, the CODM package. Most significantly, the Television Operating Segment Roll-Up Information is distributed after the CODM package is distributed and after the CODM and the Board have completed their performance reviews and assessments. Further, as explained in detail below, the CODM does not **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83** utilize the supplementary Television Operating Segment Roll-Up Information and has not requested that the Television Operating

Confidential Treatment of Limited Portions of the

Cover Letter Requested by

CBS Corporation pursuant to Rule 83

Segment Roll-Up Information be prepared. The Company respectfully notes, for the Staff’s consideration, the following factors that the Company believes support its conclusion that the CODM does not utilize the Television Operating Segment Roll-Up Information to review performance and make resource allocations for the Television Operating Segment:

•

The CODM uses the CODM package, the contents of which are described above, in reviewing performance and making resource allocations for the Television Operating Segment. Specifically, the CODM reviews the annual budget and conducts quarterly performance assessments at the Television Operating Segment level. The information reviewed by the CODM is at the same level as the information reviewed by the Company’s Board of Directors. The Television Operating Segment Roll-Up Information is distributed separately from the CODM package and, significantly, after the annual budget and quarterly performance assessments are reviewed and approved by the CODM and the Company’s Board of Directors. The Company respectfully refers the Staff to the distribution cover letter for the 2006 Television Operating Segment Roll-Up Information in Attachment J, which was dated **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83**. The Company’s 2006 Budget was approved by the CODM in **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83** and by the Board of Directors at the **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83** Board of Directors meeting.

•

As mentioned on the Teleconference, the Television Operating Segment Roll-Up Information is distributed to the CODM merely as a courtesy to him. **CONFIDENTIAL TREATMENT REQUESTED BY CBS CORPORATION PURSUANT TO RULE 83**. The Company respectfully submits that this is no different from a situation whereby detailed component or sub-component information is not distributed to, but is accessible by, the CODM, but is not regularly reviewed or formally provided to him.

•

As the Company explained in the November Response Letter, the CODM does not participate in the detailed Television Operating Segment annual budget or quarterly performance meetings to discuss the component information that is included in the Television Operating Segment Roll-Up Information. The Television Operating Segment Manager is responsible for the Television Operating Segment component information. The Company respectfully notes that it has re-confirmed with the Television Operating Segment Manager that the CODM does not review or receive Television Operating Segment component information to assess performance or make resource allocation decisions. The Television Operating Segment Manager also confirmed that performance targets given to him by the CODM, and subsequent “actual-to-target” performance reviews are prepared and performed on an overall Television Operating Segment basis.

Confidential Treatment of Limited Portions of the

Cover Letter Requested by

CBS Corporation pursuant to Rule 83

The Company is respectful of the Staff’s views and concerns in this area and, as mentioned to the Staff on the Teleconference, has instituted a change effective December 2006, to exclude the CODM from the Television Operating Segment Roll-Up Information distribution list.

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

/s/ Stephen T. Giove

Stephen T. Giove

cc (w/o attachments):

Leslie Moonves, President and Chief Executive Officer

Fredric G. Reynolds, Executive Vice President and Chief Financial Officer

Susan Gordon, Senior Vice President, Controller and Chief Accounting Officer

Louis J. Briskman, Executive Vice President and General Counsel

Charles K. Gifford, Chair of the Audit Committee

Robert Conklin, PricewaterhouseCoopers LLP

Paul Kepple, PricewaterhouseCoopers LLP

Kathryn T. Jacobson, Securities and Exchange Commission

Kyle Moffatt, Securities and Exchange Commission

Confidential Treatment of Limited Portions of the

Cover Letter Requested by

CBS Corporation pursuant to Rule 83